Via EDGAR

July 30, 2019

U.S. Securities and Exchange Commission

Division of Corporation Finance

Washington, DC 20549

Attn:  Ms. Claire DeLabar / Mr. Robert Littlepage

Re:                             NeoPhotonics Corporation
Form 10-K for Fiscal Year Ended December 31, 2018
Filed March 8, 2019
File No. 001-35061

Ladies and Gentlemen:

On behalf of NeoPhotonics Corporation (the “Company”), we are providing this letter in response to comments (the “Comments”) received from the staff of the U.S. Securities and Exchange Commission’s Division of Corporation Finance (the “Staff”) by letter dated July 17, 2019 with respect to the Company’s Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2018 filed on March 8, 2019 (the “10-K”).

Set forth below are the Company’s responses to the Comments.  The numbering of the paragraphs below corresponds to the numbering of the Comments, which for your convenience we have incorporated into this response letter.  [Page references in the text of the Company’s responses correspond to the page numbers of the 10-K.]

Form 10-K for the fiscal year ended December 31, 2018

Item 8.  Financial Statements and Supplementary Data, page 53

1.              We note your representation on page 101 that all schedules have been omitted because they are not required, not applicable, not present in amounts sufficient to require submission of the schedule, or the required information is otherwise included. However, in light of the significance of your operations in China and the restrictions on the ability of your subsidiaries in China to pay dividends or make other payments to you, it is unclear why you do not provide Parent-only financial statements pursuant to Rule 5-04 of Regulation S-X. Please provide the financial statements, prepared in accordance with the guidance in Rule 12-04 of Regulation S-X, or explain to us in detail why it is not necessary to do so.

The Company acknowledges the Staff’s comment.  The Company respectfully notes that pursuant to Rule 5-04 of Regulation S-X, the schedule prescribed by Rule 12-04 shall be filed when the restricted net assets (as defined in Rule 1.02(dd)) of consolidated subsidiaries exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year.  The Company informs the Staff that as of December 31, 2018, the Company’s consolidated subsidiaries had $20.9 million of restricted net assets, which was 13% of the Company’s total consolidated net assets of $160.2 million.  Restricted net assets are summarized in the table below.  Since these restricted net assets were less than 25 percent of the Company’s total consolidated net assets, the Company was not required to provide Parent-only financial statements pursuant to Rule 5-04 and Rule 12-04 of Regulation S-X.

U.S. Securities and Exchange Commission

July 30, 2019

Page Two

Amount ($M)		Description	Disclosed in Form 10-K for Fiscal Year Ended December 31, 2018
11.0	Restricted Cash	Cash restricted in China as the result of ongoing litigation, occasional compensating bank balances on letters of credit issued in China, and unfulfilled government grants.	Footnote 4 Cash, cash equivalents, short-term investments and restricted cash Footnote 9 Balance sheet components MD&A Liquidity and capital resources

9.0	Retained Earnings

China earnings that are restricted to fund statutory common reserves in China as well as allocate a discretional portion of our Chinese subsidiaries’ after-tax profits to their staff welfare and bonus fund

Footnote 15 Stockholders’ Equity MD&A Liquidity and capital resources

0.9	Mitsubishi Bank & Yamanashi Chuo Bank Loan Covenant, Minimum Net Asset Requirement	Loan agreements in Japan requiring Japan subsidiary to maintain net asset levels.	Footnote 12 Debt (described but not quantified, immaterial)

2.              We note your disclosure of the risks related to your operations in China beginning on page 30. Please disclose in your financial statement footnotes, the nature and amount of significant restrictions on the ability of your subsidiaries to transfer funds to the parent company through intercompany loans, advances or cash dividends pursuant to Rule 4-08(e)(3) of Regulation S-X.

The Company respectfully acknowledges the Staff’s comment.  In response to the Staff’s comment, the Company proposes to consolidate disclosures of these restrictions that have been provided in separate footnotes and management’s discussion and analysis of financial condition and results of operations within Forms 10-K and 10-Q (as noted in the table above in response to comment 1) into a single enhanced disclosure in its future filings commencing with its Quarterly Report on Form 10-Q for the quarter ended June 30, 2019.  The Company expects the enhanced disclosure in its financial statement footnotes would read substantially as follows:

U.S. Securities and Exchange Commission

July 30, 2019

Page Three

Note 14. Restricted Net Assets

The Company’s consolidated subsidiaries operating in China and Japan are restricted from transferring funds or assets to its parent company in the form of cash dividends, loans or advances. As of June 30, 2019 and December 31, 2018, the Company’s consolidated subsidiaries had $21.6 million and $20.9 million, respectively, of restricted net assets, which consisted of (in thousands):

	June 30, 2019	December 31, 2018
Cash restricted in China as a result of ongoing litigation and unfulfilled government grants	$11,497	$11,018
China earnings restricted to fund statutory common reserves in China as well as allocate a discretional portion of the Chinese subsidiaries’ after-tax profits to their staff welfare and bonus fund	9,140	9,005
Loan agreements in Japan requiring local subsidiaries to maintain minimum net asset levels	926	909
Total restricted net assets in the Company’s consolidated subsidiaries	$21,563	$20,932

We hope these responses address the Staff’s comments.  Please contact me at (408) 904-2406 with any questions or further comments regarding the Company’s responses.

Sincerely,

NeoPhotonics Corporation

/s/ Elizabeth Eby

Elizabeth Eby
Senior Vice President, Finance and Chief Financial Officer